March 28, 2006

Via U.S. Mail and Facsimile

John J. Mueller
President and Chief Executive Officer
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062

	Re:	Valor Communications Group, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed February 28, 2006
		File No. 1-32422

Dear Mr. Mueller:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure in Exhibit 10.7 to your Form 10-K that you provide your U.S. customers long-distance calling services to Cuba,
Iran, North Korea, Sudan, and Syria. All of these countries are identified as state sponsors of terrorism by the State Department and are subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and/or export controls administered by the Commerce Department`s Bureau of Industry and Security. It appears that you have provided these telecommunications services pursuant to an agreement with Sprint Communications Company,
L.P. dated August 11, 2003. Please describe to us, in non-technical language and adequate detail, your current, historical, and anticipated operations in or contacts with each country, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements.
2. [0]Please discuss the materiality of your operations in or contacts with Cuba, Iran, North Korea, Sudan, and Syria, in light of these countries` status as state sponsors of terrorism. Discuss also whether your operations or contacts, per individual country or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of revenues, assets and liabilities associated with Cuba, Iran, North Korea, Sudan, and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Illinois, New Jersey, and
Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University,
Yale University, Stanford University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Further, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba, Iran, North Korea, Sudan, and Syria.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance

		Kyle Moffat
		Accounting Branch Chief
		Division of Corporation Finance





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John J. Mueller
Valor Communications Group, Inc.
March 28, 2006
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